FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of September, 1998

                              RADICA GAMES LIMITED
                 (Translation of registrant's name into English)

            Suite R, 6/F., 2-12 Au Pui Wan Street, Fo Tan, Hong Kong
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F

         Form 20-F ___X___                Form 40-F ________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes _______                       No   ___X____

         If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______________

         Contents:
                  1.   Quarterly Report for the Quarter Ended July 31, 1998
                  2.   Press Release dated September 8, 1998
                  3.   Press Release dated July 8, 1998
                  4.   Press Release dated June 18, 1998

         This Report on Form 6-K shall be deemed to be incorporated by reference into the Registrant's Registration Statements on Form S-8 (No. 33-86960, No. 333-7000 and No. 333-59737) and on Form F-3 (No. 333-7526).

                               QUARTERLY REPORT *

For the quarterly period ending July 31, 1998

Commission File Number 0-23696


                              RADICA GAMES LIMITED
               (Exact name of registrant as specified in charter)


         Bermuda                                            N/A
(Country of Incorporation)                  (I.R.S. Employer Identification No.)


            Suite R, 6/F., 2-12 Au Pui Wan Street, Fo Tan, Hong Kong
                    (Address of principal executive offices)


Registrant's telephone number, including area code: (852) 2693 2238


         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such
filing requirements for the past 90 days.   Yes __x__   No ____


         Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

                  Class                            Outstanding at July 31, 1998
---------------------------------------            ----------------------------
Common Stock, par value $0.01 per share                      20,039,194




------------------------
* As a foreign private issuer, the registrant is not required to file reports on Form 10-Q. It intends to make voluntary quarterly reports to its stockholders which generally follow the Form 10-Q format. Such reports, of which this is one, are furnished to the Commission pursuant to Form 6-K.

                         PART I -- FINANCIAL INFORMATION


Item 1. Financial Statements
----------------------------

                              RADICA GAMES LIMITED

                                    FORM 6-K

         The accompanying consolidated financial statements have been prepared by the Company, without audit, and reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the interim periods. The statements have been prepared in accordance with the regulations of the Securities and Exchange Commission (the "SEC"), but omit certain information and footnote disclosures necessary to present the statements in accordance with generally accepted accounting principles in the United States of America.

         These financial statements should be read in conjunction with the financial statements, accounting policies and notes included in the Form 20F for the year ended October 31, 1997 as filed with the Securities and Exchange Commission. Management believes that the disclosures are adequate to make the information presented herein not misleading.

                              RADICA GAMES LIMITED
                     CONSOLIDATED STATEMENTS OF OPERATIONS

(US Dollars in thousands,                                             NINE MONTHS ENDED                    THREE MONTHS ENDED
except per share data)                                                     JULY 31,                               JULY 31,
                                                                ------------------------------       ------------------------------
                                                                    1998             1997*                1998             1997*
                                                                -------------    -------------       -------------    -------------
                                                                 (unaudited)      (unaudited)         (unaudited)      (unaudited)
REVENUES:
Net sales                                                        $     93,052    $      47,375       $      34,829    $      22,532
Cost of sales
                                                                      (40,913)         (24,806)            (15,348)         (10,861)
                                                                -------------    -------------       -------------    -------------
Gross profit                                                           52,139           22,569              19,481           11,671
                                                                -------------    -------------       -------------    -------------
OPERATING EXPENSES:
Selling, general and administrative expenses                          (17,948)          (8,335)             (6,559)          (3,404)
Research and development                                               (2,419)          (1,292)             (1,050)            (361)
Acquired research & development                                        (1,500)               -                   -                -
Depreciation and amortization                                          (2,412)          (1,843)               (998)          (1,052)
Total operating expenses                                              (24,279)         (11,470)             (8,607)          (4,817)
                                                                -------------    -------------       -------------    -------------
OPERATING INCOME                                                       27,860           11,099              10,874            6,854

OTHER INCOME                                                              516              502                 209              199

SHARE OF LOSS OF AFFILIATED COMPANY                                      (168)             (61)                (76)             (61)

NET INTEREST INCOME                                                     1,527              531                 577              248
                                                                -------------    -------------       -------------    -------------
INCOME BEFORE INCOME TAXES                                             29,735           12,071              11,584            7,240

PROVISION FOR INCOME TAXES  (Note 7)                                     (496)             (85)              (400)              (93)
                                                                -------------    -------------       -------------    -------------
NET INCOME                                                       $     29,239    $      11,986       $      11,184    $       7,147
                                                                =============    =============       =============    =============
EARNINGS PER SHARE - BASIC: (Note 9)

Net earnings per share                                           $       1.43   $         0.58      $         0.55   $         0.34
                                                                =============    =============       =============    =============
Average number of shares outstanding                               20,518,553       20,732,615          20,463,416       20,786,091
                                                                =============    =============       =============    =============

EARNINGS PER SHARE - ASSUMING DILUTION: (Note 9)

Net earnings per share and dilutive potential common stock       $       1.34   $         0.56      $         0.52   $         0.33
                                                                =============    =============       =============    =============
Average number of shares and dilutive potential
common stock outstanding                                           21,822,965       21,515,747          21,685,288       21,799,790
                                                                =============    =============       =============    =============

* Restated to conform with 1998 presentation.

        See accompanying notes to the consolidated financial statements.

                              RADICA GAMES LIMITED
                           CONSOLIDATED BALANCE SHEETS

                                 ASSETS

                                                                          JULY 31,             OCT. 31,
                                                                       --------------       --------------
(US Dollars in thousands, except share data)                                1998                 1997
                                                                       --------------       --------------
                                                                         (unaudited)
CURRENT ASSETS:
Cash and cash equivalents                                              $       36,602       $       33,504
Short-term investments                                                              -                2,050
Accounts receivable, net of allowances for doubtful
  accounts of $900 in 1998 and $908 in 1997 and estimated
  customer returns of $1,599 in 1998 and $2,327 in 1997                        17,063               18,740
Inventories, net of provision of $1,314 in 1998 and
  $3,479 in 1997 (Note 3)                                                      23,962               11,741
Prepaid expenses and other current assets                                       1,058                  681
                                                                       --------------       --------------
        TOTAL CURRENT ASSETS                                                   78,685               66,716
                                                                       --------------       --------------
INVESTMENT IN AFFILIATED COMPANY (Note 4)                                         989                  194
                                                                       --------------       --------------
PROPERTY, PLANT AND EQUIPMENT, NET (Note 5)                                    15,441               12,539
                                                                       --------------       --------------
INTANGIBLE ASSETS, NET (Note 6)                                                 3,500                    -
                                                                       --------------       --------------
        TOTAL ASSETS                                                    $      98,615       $       79,449
                                                                       ==============       ==============


                                     LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable                                                               11,494                8,209
Accrued payroll and employee benefits                                           2,407                1,249
Commissions payable                                                               676                  915
Accrued sales expenses                                                          2,242                1,254
Accrued warranty expenses                                                       2,161                2,161
Accrued other expenses                                                          5,828                3,776
Income taxes payable                                                              182                  213
Deferred income taxes (Note 7)                                                     79                   79
                                                                       --------------       --------------
        TOTAL CURRENT LIABILITIES                                              25,069               17,856
                                                                       --------------       --------------

SHAREHOLDERS' EQUITY:
Common stock
  par value $0.01 each, 100,000,000 shares authorized,
  20,039,194 shares outstanding (20,860,200 at Oct. 31, 1997) (Note 8)            200                  209
Additional paid-in capital                                                     17,658               28,589
Retained earnings                                                              55,722               32,800
Cumulative translation adjustment                                                 (34)                  (5)
                                                                       --------------       --------------
       TOTAL SHAREHOLDERS' EQUITY                                              73,546               61,593
                                                                       --------------       --------------
       TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                       $      98,615       $       79,449
                                                                       ==============       ==============

        See accompanying notes to the consolidated financial statements.

                              RADICA GAMES LIMITED
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

(US Dollars in thousands)                                            Nine months ended July 31,
                                                                   ------------------------------
                                                                       1998             1997*
                                                                   -------------    -------------
                                                                    (unaudited)      (unaudited)
Cash flow from operating activities:
Net income                                                           $    29,239         $ 11,986
Adjustments to reconcile net income to net cash
  provided by operating activities:
   Deferred income taxes                                                       -              177
   Depreciation                                                            1,412            1,178
   Amortization                                                            1,000              665
   Share of loss of affiliated company                                       168               61
   Loss on disposal and write off of property, plant and equipment             5              (11)
   Cumulative translation adjustment                                         (29)             (16)
   Changes in assets and liabilities:
     Accounts receivable                                                   1,677              723
     Inventories                                                         (12,221)            (163)
     Prepaid expenses and other current assets                              (377)             (35)
     Accounts payable                                                      3,285            3,136
     Accrued payroll and employee benefits                                 1,158             (538)
     Commissions payable                                                    (239)            (174)
     Accrued sales expenses                                                  988              262
     Accrued other expenses                                                2,052              187
     Income taxes payable                                                    (31)               5
                                                                   -------------    -------------
Net cash provided by operating activities                            $    28,087      $    17,443
                                                                   -------------    -------------
Cash flow from investing activities:
Decrease (increase) in short-term investments                              2,050           (2,011)
Proceeds from sale of property, plant and equipment                           31               20
Purchase of property, plant and equipment                                (4,350)             (859)
Investment in an affiliate company                                         (963)           (1,000)
Purchase of intangible assets                                              (900)                -
                                                                   -------------    -------------
Net cash used in investing activities                                  $ (4,132)      $    (3,850)
                                                                   -------------    -------------
Cash flow from financing activities:
Funds from stock options exercised                                           910              178
Repurchase of common stock                                              (21,767)                -
Repayment of long-term debt                                                    -              (97)
                                                                   -------------    -------------
Net cash used in by financing activities                             $  (20,857)      $        81
                                                                   -------------    -------------
Net increase in cash and cash equivalents                           $      3,098        $  13,674

Cash and cash equivalents:

   Beginning of period                                                 $  33,504         $  8,527
                                                                   -------------    -------------
   End of period                                                        $ 36,602        $  22,201
                                                                   =============    =============

Supplementary disclosures of cash flow information: Cash paid during the period for:

   Interest                                                           $       61       $       11
   Income taxes                                                              526               80

* Restated to conform with 1998 presentation.

        See accompanying notes to the consolidated financial statements.

                              RADICA GAMES LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                            (US dollars in thousands)

1.   ORGANIZATION AND BASIS OF FINANCIAL STATEMENTS

     The consolidated financial statements include the accounts of the Company and all subsidiaries. Investments in affiliates, owned more than 20 percent but not in excess of 50 percent, are recorded using the equity method. All significant intra-group transactions and balances have been eliminated on consolidation.

     The Company designs, develops, manufactures and distributes a variety of electronic handheld and mechanical games.

     The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and are presented in US dollars as the Company's sales are predominantly denominated in US dollars.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Cash and cash equivalents - Cash and cash equivalents include cash on hand, cash accounts, interest-bearing savings accounts, and time certificates of deposit with a maturity at purchase date of three months or less.

     Inventories - Inventories are stated at the lower of cost, determined by the weighted average method, or market. Provision for potentially obsolete or slow-moving inventory is made based on management's analysis of inventory levels and future expected sales.

     Depreciation and amortization of property, plant and equipment - Depreciation is provided on the straight line method at rates based upon the estimated useful lives of the property, generally not more than seven years except for leasehold land and buildings which are 30 years, the term of the lease. Costs of leasehold improvements and leased assets are amortized over the life of the related asset or the term of the lease, whichever is shorter. Upon sale or retirement, the costs and related accumulated depreciation or amortization are eliminated from the respective accounts and any resulting gain or loss is included in income. No depreciation is provided in respect of construction in progress.

     Intangible assets - Intangible assets primarily represent the excess of the purchase price of acquisition of a business over the fair value of the net assets acquired. Intangible assets also represent cost allocated to brand names. Such assets are amortized on a straight-line basis over the period estimated to be benefited, but not to exceed 40 years. The carrying value of intangible assets is periodically reviewed by the Company and impairments are recognized when there is a permanent diminution in value. The Company policy is to charge a full year of amortization in the year of acquisition.

     Mold costs - The Company expenses all mold costs in the year of purchase or for internally produced molds, in the year of construction.

                              RADICA GAMES LIMITED

                           (US dollars in thousands)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Revenue recognition - Revenues are recognized as sales when merchandise is shipped. The Company permits the return of damaged or defective products and accepts limited amounts of product returns in certain other instances. Accordingly, the Company provides allowances for the estimated amounts of these returns at the time of revenue recognition, based on historical experience adjusted for known trends.

     Investments -- Debt and equity securities which the Company has both the positive intent and ability to hold to maturity are classified as held-to-maturity and carried at amortized cost. Debt and equity securities which might be sold prior to maturity are classified as available-for-sale and carried at approximate fair value. Any material unrealized gains and losses related to available-for-sale investments, net of applicable taxes, are reported in other comprehensive income. The Company determines the appropriate classification of securities at the time of purchase and evaluates such classification as of each balance sheet date.

     Income taxes - Income taxes are provided based on an asset and liability approach for financial accounting and reporting of income taxes. Deferred income tax liabilities or benefits are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and the financial reporting amounts at each year end. A valuation allowance is recognized if it is more likely than not that some portion of, or all of, a deferred tax asset will not be realized.

     Foreign currency translation - Assets and liabilities of foreign operations are translated using period-end exchange rates. Revenues and expenses of foreign operations are translated using average monthly exchange rates. The impact of exchange rate changes is shown as "Cumulative Translation Adjustment" in shareholders' equity. Net losses from foreign exchange transactions of $203 and $68 in the quarters ended July 31, 1998 and 1997 respectively, are included in selling, general and administrative expenses.

     Post-retirement and post-employment benefits - The Company does not provide
     post-retirement   benefits   other   than   pensions   to   employees   and
     post-employment benefits are immaterial.

     Warranty - Future warranty costs are provided for at the time of revenue recognition based on management's estimate by reference to historical experience adjusted for known trends.

     Stock options - The Company continues to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", in accounting for its stock options. As a result, no compensation expense has been recognized as the exercise price of the Company's employee stock options equals the market price of the underlying stock at the date of grant. Pro forma disclosures of the effect on net income (loss) and earnings (loss) per share as if the Company had accounted for its employee stock options under the fair value method prescribed by Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation", are shown in note 10.

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Earnings (loss) per share - Earnings (loss) per share is based on the weighted average number of shares of common stock and dilutive potential common stock outstanding. Dilutive potential common stock results from dilutive stock options. The effect of such dilutive potential common stock on net income (loss) per share is computed using the treasury stock method.


     Use of estimates - The  preparation  of financial  statements in conformity
     with  generally  accepted   accounting   principles  requires  the  use  of
     estimates. Actual results could differ from those estimates.

     Comprehensive income and segment information - Regarding the reporting of comprehensive income prescribed by SFAS No. 130, since the Company did not have any material items of other comprehensive income in the period ended July 31, 1998 and 1997, the net income reported in the consolidated statements of operation is equivalent to the total comprehensive income. Further, as the Company has only one operating segment, the adoption of SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information", did not result in any restatement of comparative information.

     Reclassifications - Certain reclassifications have been made to prior periods amounts to conform with the 1998 presentation.

3.   INVENTORIES

     Inventories by major categories are summarized as follows:

                                       July 31,              October 31,
                                         1998                    1997
                                   ----------------       -----------------
                                    (unaudited)
          Raw materials            $          6,056       $           2,786
          Work in progress                    7,395                   2,889
          Finished goods                     10,511                   6,066
                                   ----------------       -----------------
                                   $         23,962       $          11,741
                                   ================       =================

4.   INVESTMENT IN AFFILIATED COMPANY

     In May 1997, the Company acquired 123,000 shares of the capital stock of U-Tel, Inc., a private company incorporated in Nevada, United States of America, which is engaged in research and development of telecommunication equipment, for $1,000 in cash. This investment represents a 34.6% interest. U-Tel, Inc. is in the early stages of its product development cycle and accordingly the excess purchase price over fair value of the net assets acquired of $665, was charged to operations for the year ended October 31, 1997.

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

4.   INVESTMENT IN AFFILIATED COMPANY (Continued)

     In July 1998, following a refinancing of U-Tel, Inc., the Company purchased a further 56,647 shares for $963 in cash. This allowed the Company to maintain its percentage holding in U-Tel, Inc.

5.   PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consists of the following:

                                                     July 31,           October 31,
                                                       1998                 1997
                                                ---------------      ---------------
                                                   (unaudited)
     Land and buildings                         $         9,864      $         9,882
     Plant and machinery                                  5,236                3,633
     Furniture and equipment                              3,803                3,184
     Leasehold improvements                               1,402                1,318
     Construction-in-progress                             1,964                    -
                                                ---------------      ---------------
          Total                                 $        22,269      $        18,017
     Less: Accumulated depreciation and
               amortization                              (6,828)              (5,478)
                                                ---------------      ---------------
          Total                                 $        15,441      $        12,539
                                                ===============      ===============

     No amortization of capital lease assets was included in depreciation and amortization expenses in the accompanying statements of operations, for the period ended July 31, 1998. For the period ended July 31, 1997, such amortization of capital lease assets amounted to $6.

6.   INTANGIBLE ASSETS

     The intangible asset of $3,500 on the balance sheet at July 31, 1998 represents a portion of the acquisition price allocated to brand name and goodwill with regards the assets and business of KidActive, LLC, dba Girl
     Tech(TM) acquired during the quarter ended April 30, 1998. It is management's opinion that the amounts capitalized of $4,500 represent the fair value assigned to the intangible assets acquired. This cost is being amortized over a three year fiscal period on a straight line basis. Accumulated amortization was $1,000 at July 31, 1998.

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

6.   INTANGIBLE ASSETS (Continued)

     Intangible assets are as follows:

                                                                 July 31,
                                                                   1998
                                                             ---------------
                                                               (unaudited)
          At cost:
          Brand name                                         $         1,000
          Goodwill                                                     3,500
                                                             ---------------
              Total                                                    4,500
          Less: Accumulated amortization                              (1,000)
                                                             ---------------
              Total                                          $         3,500
                                                             ===============

7.   INCOME TAXES

     The components of income from continuing operations before income taxes are as follows:

                                                  Nine months ended July 31,
                                                ------------------------------
                                                    1998               1997
                                                ------------       -----------
                                                 (unaudited)        unaudited)
     United States                              $      9,004       $      (253)
     Foreign subsidiaries operating in:
       People's Republic of China                     20,648            12,218
       Hong Kong                                          83               106
                                                ------------       -----------
                                                $     29,735       $    12,071
                                                ============       ===========

     As the Company's subsidiary in the People's Republic of China ("PRC") is a sino-foreign joint venture enterprise, it is eligible for an exemption from income tax for two years starting from the first profitable year of operations and thereafter a 50 percent relief from income tax for the following three years under the Income Tax Law of the PRC. That subsidiary had its first profitable year of operations in the year ended December 31, 1997. In addition, under the existing processing arrangement and in accordance with the current tax regulations in the PRC, manufacturing income generated in the PRC is not subject to PRC income taxes.

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

7.   INCOME TAXES (Continued)

     The (provision) credit for income taxes consists of the following:

                                                   Nine months ended July 31,
                                              ---------------------------------
                                                   1998               1997
                                              --------------      -------------
                                                 (unaudited)       (unaudited)
Hong Kong
     Current income tax                       $         (16)      $         (88)
     Deferred                                              -                  -
                                              --------------      -------------
                                              $         (16)      $         (88)
United States
     State tax (expense) benefit, net of
         federal tax (expense) benefit        $        (480)      $           3
     Deferred                                             -                   -
                                              --------------      -------------
                                              $        (480)      $           3
                                              --------------      -------------

                                              $        (496)      $         (85)
                                              ==============      =============

     A reconciliation between the (provision) credit for income taxes computed by applying the statutory tax rates in the United States for 1998 and 1997 to income before income taxes and the actual (provision) credit for income taxes is as follows:

                                                    Nine months ended July 31,
                                                  ------------------------------
                                                      1998               1997
                                                  ------------      ------------
                                                  (unaudited)        (unaudited)

US statutory rate                                          34%               34%
                                                  ------------      ------------

Provision for income taxes at
  statutory rate on income for the period         $   (10,110)      $    (4,104)
State income taxes                                        (70)                9
International rate differences                          7,874             4,118
Accounting (losses) gains for which deferred
  income tax cannot be recognized                        (841)              (31)
Decrease in valuation allowance                         2,591               (59)
Other                                                      60               (18)
                                                  ------------      ------------
Income tax (provision) credit                     $      (496)      $       (85)
                                                  ============      ============

                              RADICA GAMES LIMITED

           (US dollars in thousands, except share and per share data)

7.   INCOME TAXES (Continued)

     Deferred income taxes reflect the net tax effect of temporary differences between the amounts of assets and liabilities for income tax purposes compared with the respective amounts for financial statement purposes. At July 31, 1998 and October 31, 1997 deferred income taxes comprised:

                                                   July 31,        October 31,
                                                     1998              1997
                                                -------------     ------------
                                                  (unaudited)
     Deferred tax (liabilities) assets:
     Excess of tax over financial
       reporting depreciation                   $         (79)     $       (79)
     Tax losses                                             -            1,173
     Bad debt allowance                                   306             309
     Advertising allowances                               307             244
     Inventory obsolescence reserve                       277             643
     Accrued sales adjustments and returns                837            1,321
     Other                                                 88              716
                                                -------------      ------------
                                                        1,736            4,327
     Valuation allowance                               (1,815)          (4,406)
                                                -------------      ------------
                                                $         (79)     $       (79)
                                                =============      ============

8.   COMMON STOCK

     On December 22, 1997, the Board adopted a plan authorizing the Company to repurchase up to one million shares of its common stock. On June 16, 1998, the Board adopted a further plan authorizing the Company to repurchase up to one million additional shares of its common stock.

     During the quarter ended July 31, 1998, the Company repurchased 544,100 shares at an average price of $16.79 per share under these programs. In total 1,404,500 shares have been repurchased in the nine month period ending July 31, 1998 at an average price of 15.46 per share. All repurchased shares were cancelled.

                              RADICA GAMES LIMITED

           (US dollars in thousands, except share and per share data)

9.   EARNINGS PER SHARE

     The following information shows the numbers used in computing earnings per share and the effect on income and the weighted average number of shares of dilutive potential common stock:

                                                       Nine months ended July 31, 1998
                                         -----------------------------------------------------
                                                                                  Earnings
                                            Numerator         Denominator         per share
                                         ---------------    ---------------    ---------------
                                           (unaudited)        (unaudited)         (unaudited)
Basic earnings per share:
Net income                                 $     29,239          20,518,553            $ 1.43
                                                                               ===============
Effective of dilutive options                         -          1,304,412
                                         ---------------    ---------------

Diluted earnings per share:
Net income, assuming                       $     29,239         21,822,965             $ 1.34
                                         ===============    ===============    ===============
  all dilutive options exercised

     Options on 161,000 shares of common stock were not included in computing diluted earnings per share since their effects were antidilutive.

                                                     Three months ended July 31, 1998
                                         -----------------------------------------------------
                                                                                  Earnings
                                            Numerator         Denominator         per share
                                         ---------------    ---------------    ---------------
                                         unaudited)          (unaudited)           (unaudited)
Basic earnings per share:
Net income                                 $    11,184          20,463,416              $ 0.55
                                                                                ==============
Effective of dilutive options                 -                  1,221,872
                                         ---------------    --------------

Diluted earnings per share:
Net income, assuming                       $     11,184         21,685,288              $ 0.52
                                         ===============    ===============    ===============
  all dilutive options exercised

     Options on 90,000 shares of common stock were not included in computing diluted earnings per share since their effects were antidilutive.

                              RADICA GAMES LIMITED

                (US dollars in thousands, except per share data)


10.  STOCK OPTIONS

     The Company's 1994 Stock Option Plan (the "Stock Option Plan") provided for options to be granted for the purchase of an aggregate of 1,600,000 shares of common stock at per share prices not less than 100% of the fair market value at the date of grant as determined by the Compensation Committee of the Board of Directors. Following approval at the annual shareholders meetings in April 1997 and 1998, the Stock Option Plan's aggregated number of common stock increased by 400,000 and 800,000 respectively. As a whole, the Stock Option Plan's aggregate number of common stock increased to 2,800,000 shares available for options. Options under this plan are generally exercisable ratably over five years from the date of grant unless otherwise provided.

     In January 1996, due to the reduced market price of Radica Games common stock, the Company offered active employees holding outstanding options the opportunity to exchange them for stock options at an exercise price equal to the fair market value at that time. As a result of the offer, holders of 916,000 options at an exercise price of $8.50 returned their options for cancellation and 916,000 options at an exercise price of $1.375 were granted in exchange.

     In January 1997, 60,000 stock options held by outside directors at an exercise price of $11.00 per share were repriced to $1.72 per share, the market price on January 3, 1997. Upon each re-election to the Board of Directors in 1995 and 1996, each outside director received non-qualified stock options to purchase 5,000 shares of Common Stock of the Company at $3.66 per share and $1.50 per share, respectively (the closing market price on those dates). Upon re-election to the Board of Directors in 1997 and thereafter, each outside director received or will receive non-qualified stock options to purchase 15,000 shares of Common Stock of the Company at an exercise price equal to the closing market price on such date.

                              RADICA GAMES LIMITED

                (US dollars in thousands, except per share data)

10.  STOCK OPTIONS (Continued)

     Option activity for the period ended July 31, 1998:-

                                                                Weighted average
                                                     Number      exercise price
                                                   of shares       per share
                                                  -----------   ----------------
                                                 (in thousands)          $

Outstanding at October 31, 1997                         1,756           2.31
Options granted                                           291          16.84
Options cancelled                                         (43)         14.63
Options exercised                                        (393)          2.31
                                                  -----------
Outstanding at July 31, 1998                            1,611           4.61
                                                  ===========

Exercisable at July 31, 1998                              483           3.12

     The following is additional information relating to options outstanding as of July 31, 1998:

                                                 Options Outstanding                            Options exercisable
                         ------------------------------------------------------------   ------------------------------
                                                                   Weighted average
                                              Weighted average        remaining                        Weighted average
     Exercise                 Number          exercise price         contractual           Number       exercise price
     price range             of shares          per share            life (years)         of shares       per share
     -----------             ---------          ---------            -----------          ---------       ---------
                          (in thousands)                                                          (in thousands)

    $0.567 to 2.000                863          $    1.33                   7.65                115           $ 1.46
    $2.001 to 4.000                421               3.48                   8.74                357             3.55
    $4.001 to 6.000                  8               5.00                   8.88                  -                -
    $6.001 to 8.000                 58               6.78                   9.01                 11             6.64
    $8.001 to 10.000                 5               8.60                   9.00                  -                -
    $10.001 to 12.000                -                  -                      -                  -                -

    $12.001 to 14.000               45              12.87                   9.42                  -                -
    $14.001 to 16.000               25              15.56                   9.32                  -                -
    $16.001 to 18.000               96              17.25                   9.64                  -                -
    $18.001 to 20.000               90              19.03                   9.73                  -                -
                             ---------                                                    ---------
                                 1,611          $    4.61                   8.30                483           $ 3.12
                             =========                                                    =========

                              RADICA GAMES LIMITED

                (US dollars in thousands, except per share data)

10.  STOCK OPTIONS (Continued)

     Pro forma information regarding net income (loss) and earnings (loss) per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The weighted average fair value of stock options at date of grant of $8.71 and $1.54 per option for the period ended July 31, 1998 and 1997, respectively, were estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                   Nine months ended July 31,
                                                -------------------------------
                                                     1998            1997
                                                ---------------  --------------
                                                  (unaudited)      (unaudited)
     Expected life of options                       5 years           5 years
     Risk-free interest rate                           6.50%            6.50%
     Expected volatility of underlying stock             50%              50%
     Dividends                                            0%              0%

     The Black-Scholes option pricing models require the input of highly subjective assumptions, including the expected volatility of stock price. Because changes in subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing model does not necessarily provide a reliable single measure of the fair value of the stock options.

     If the Company had accounted for its stock option plans by recording compensation expenses based on the fair value at grant date for such awards consistent with the method of SFAS No. 123, the Company's net income (loss) earnings (loss) per share would have been reduced to the pro forma amounts as follows:

                                           Nine months ended July 31,
                                        ----------------------------------
                                             1998               1997
                                        ---------------    ---------------
                                          (unaudited)         (unaudited)
     Pro forma net income                  $     28,702       $     11,695
     Pro forma earnings per share                  1.40               0.56

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

11.  CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

     Accounts receivable of the Company are subject to a concentration of credit risk with customers in the retail sector. This risk is limited due to the large number of customers composing the Company's customer base and their geographic dispersion, though the Company has two customers which accounted for more than thirty percent and fifteen percent of net sales in the period ended July 31, 1998 and three customers which accounted for more than twenty percent, eighteen percent and ten percent of net sales in fiscal 1997. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers.

12.  ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, "Disclosures about Fair Value of Financial Instruments." The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies. The estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

     The  carrying  amounts  of  cash  and  short-term   investments,   accounts
     receivable and accounts payable are reasonable estimates of their fair value.

13.  COMMITMENTS AND CONTINGENCIES

     The Company leases certain warehouses and equipment under operating leases. Total expense for the operating leases was $269 and $273 for the quarters ended July 31, 1998 and 1997, respectively.

     At July 31, 1998, the Company was obligated under operating leases requiring future minimum lease payments as follows:

                                                   Operating leases
                                                   ----------------

          1998                                     $            71
          1999                                                 201
          2000                                                 188
          2001                                                  56
          2002                                                  30
                                                   ----------------
          Total minimum lease payments             $           546
                                                   ================

     At July 31, 1998, certain leasehold land and buildings with a net book value of $4,913 and bank balances of $3,871 were pledged to secure general banking facilities including overdraft and trade facilities granted to the Company.

                              RADICA GAMES LIMITED

                            (US dollars in thousands)

14.  RETIREMENT PLAN

     The  Company   has   defined   contribution   retirement   plans   covering
     substantially all employees in Hong Kong. Under these plans, eligible employees may contribute amounts through payroll deductions which are 5% or more of individual salary, supplemented by employer contributions ranging from 5% to 10% of individual salary depending on the years of service. The expenses related to these plans were $84 and $71 for the nine months ended July 31, 1998 and 1997, respectively.

15.  LITIGATION

     Ten purported class actions filed in various United States District Courts against the Company, various of its officers and directors, and the managing underwriters of the Company's initial public offering were consolidated in the United States District Court for the District of Nevada under the caption In re Radica Games Limited Securities Litigation, Master File No. CV-S-94-00653-DAE (LRL). Plaintiffs filed a consolidated complaint on November 4, 1994 that superseded all the complaints in the individual actions.

     The named plaintiffs originally sought to represent a class consisting of purchasers of the Company's common stock in the initial public offering or in the open market from May 13 through July 22, 1994 and sought unquantified monetary damages and other relief against the defendants for alleged violations of Sections 11, 12(2), and 15 of the Securities Act of 1933, Sections 10b (and Rule 10b-5 thereunder), 20(a), and 20A(a) of the Securities Exchange Act of 1934, Sections 90.570, 90.660 and 90.660.4 of the Nevada Revised Statutes, and the common law of Nevada relating to the Company's registration statement and other public disclosures. As a consequence of an Order of the Court granting in part defendants' motion to dismiss the complaint and a stipulation of the parties, all of plaintiffs' claims other than those arising under the Securities Act of 1993, and limited to certain specified statements in the Company's registration statement, were dismissed without prejudice. Pursuant to a stipulation of the parties, the Court provisionally agreed to treat the remaining claims as class claims.

     After the close of discovery, plaintiffs moved for leave to amend their complaint to add allegations with respect to an additional claimed omission in the registration statement. Shortly thereafter, the Company moved for summary judgment seeking dismissal of the complaint. Following a hearing on July 31, 1996, the District Court entered an Order (i) denying plaintiffs' motion to amend the complaint and (ii) granting the Company's (and the other defendants') motion for summary judgment, and on August 9, 1996 the District Court entered a judgment dismissing the action. Plaintiffs subsequently moved for reconsideration of the grant of summary judgment against them, and the court denied their motion.

     Plaintiffs filed a timely appeal to the United States Court of Appeals for the Ninth Circuit, and oral argument of such appeal was held on November 5, 1997. On November 14, 1997, the Court of Appeals entered an Order affirming the judgment of the District Court. Plaintiffs sought no further review and such judgment is now final.

                              RADICA GAMES LIMITED

                           (US dollars in thousands)

16.  SEGMENT INFORMATION

     The Company operates in one principal industry segment: the design, development, manufacture and distribution of a variety of electronic and mechanical handheld and tabletop games. Geographic financial information is as follows:

                                          Nine months ended July 31,
                                  ------------------------------------------
                                         1998                    1997
                                  -------------------     ------------------
                                      (unaudited)            (unaudited)
     Net sales:
       United States                 $         72,105        $        31,317
       PRC and Hong Kong                       19,186                 15,123
       Other                                    1,761                    935
                                  -------------------     ------------------
                                      $        93,052        $        47,375
                                  ===================     ==================
     Operating income (loss):
       United States                  $         8,724        $          (280)
       PRC and Hong Kong                       19,023                 11,400
       Other                                      113                    (21)
                                  -------------------     ------------------
                                      $        27,860        $        11,099
                                  ===================     ==================
     Identifiable assets:
       United States                  $        24,906        $        10,877
       PRC and Hong Kong                       72,617                 46,013
       Other                                    1,092                    912
                                  -------------------     ------------------
                                      $        98,615        $        57,802
                                  ===================     ==================

     A significant portion of PRC and Hong Kong net sales were export sales to the United States.

                              RADICA GAMES LIMITED

                           (US dollars in thousands)

17.  VALUATION AND QUALIFYING ACCOUNTS

                                                 Nine months ended July 31,
                                            -----------------------------------
                                                  1998                1997
                                            ----------------    ---------------
                                               (unaudited)         unaudited)
     Beginning of period:
       Allowances for doubtful accounts     $          908      $         234
       Estimated customer returns                    2,327                817
       Provision for inventories                     3,479              8,419
                                            ---------------     --------------
                                            $         6,714     $        9,470
                                            ===============     ==============
     Charged to cost and expenses:
       Allowances for doubtful accounts     $           200     $          597
       Estimated customer returns                       456                386
       Provision for inventories                          -                  -
                                            ---------------     --------------
                                            $           656     $          983
                                            ===============     ==============
     Release of provision:
       Allowances for doubtful accounts     $          (208)    $         (144)
       Estimated customer returns                    (1,184)              (485)
       Provision for inventories                     (2,165)            (2,993)
                                            ---------------     --------------
                                            $        (3,557)    $       (3,622)
                                            ===============     ==============
     End of period:
       Allowances for doubtful accounts     $           900     $          687
       Estimated customer returns                     1,599                718
       Provision for inventories                      1,314              5,426
                                            ---------------     --------------
                                            $         3,813     $        6,831
                                            ===============     ==============

Item 2.  Management's Discussion and Analysis of Financial
         Condition and Results of Operations
----------------------------------------------------------

         The following discussion should be read in conjunction with the attached financial statements and notes thereto, and with the audited financial statements, accounting policies and notes included in the Company's Annual Report on Form 20-F for the fiscal year ended October 31, 1997 as filed with the United States Securities and Exchange Commission.

RESULTS OF OPERATIONS -- QUARTER ENDED JULY 31, 1998
COMPARED TO THE QUARTER ENDED JULY 31, 1997

         Net revenues for the third quarter of fiscal 1998 were $34.83 million, increasing 54.6% from $22.53 million for the same quarter last year. The Company sold approximately 4 million units in the third quarter of fiscal 1998, an increase of approximately 33% from the third quarter of fiscal 1997. The third quarter increase in net sales was the result of continued strong sales of 1997 product together with the impact of 1998 products such as Lunker Bass(TM), Junior Bass Fishin'(TM), NASCAR Racer(TM) and Trail Burner(TM) released in earlier quarters and third quarter shipments of the new VMS(TM) game Stealth Assault(TM) which started shipping at the end of July, together with Pro World Class Golf(TM), the upgraded golf game, Monte Carlo Enduro Racer(TM) and Monte Carlo NASCAR Racer(TM). In addition, sales to the Hasbro Games Group have grown by 47% from $4.5 million in the third quarter of fiscal 1997 to $6.6 million in the third quarter of fiscal 1998. New product shipped for the Hasbro Group during the third quarter included Pro Drag Racer(TM) and Small Soldiers(TM). The Company has started to ship Monopoly(TM) to Hasbro in early September. Several new products are currently being developed for Hasbro for 1999 including four Star Wars games; however, the nature of its contractual relationship with Hasbro does not provide any guarantees as to future business potential or the continuation of the relationship.

                                                                   Net Sales by Category (%)
                                 --------------------------------------------  -------------------------------------------
                                                    1998                                          1997
                                 --------------------------------------------  -------------------------------------------
                                                               Nine months to                               Nine months to
                                   Q1         Q2         Q3    July 31, 1998     Q1        Q2        Q3      July 31, 1997

Category
Fishing games                     54.7%      56.6%     43.4%       51.1%       19.0%     27.5%     42.4%        32.4%
Combat games                       6.1%       2.0%      4.4%        4.0%        0.0%      0.0%      3.3%         1.6%
Sports games                       5.4%       9.0%     10.4%        8.5%       14.9%     12.4%      8.3%        11.1%
Casino games                      14.1%       8.0%      8.2%        9.9%       33.9%     23.9%     12.8%        21.2%
Heritage games                     7.8%       6.2%      8.1%        7.3%       13.6%     11.1%     12.8%        12.6%
Extreme games                      0.0%       4.3%      5.9%        3.7%        0.0%      0.0%      0.0%         0.0%
ODM products                      11.9%      13.9%     19.6%       15.5%       18.6%     25.1%     20.4%        21.1%
  (including those sold under
   Monte Carlo trade name)

                                              Regional Split of Net Sales (%)
                                 ----------------------------   ----------------------------
                                             1998                            1997
                                 ----------------------------   ----------------------------
                                 Nine months to July 31, 1998   Nine months to July 31, 1997
                                        July 31, 1998                  July 31, 1997
     USA Customers                          77.1%                           65.2%
     Non-USA Customers                       7.4%                           13.7%
     ODM Customers                          15.5%                           21.1%

         The gross profit for the third quarter of fiscal 1998 increased by $7.81 million to $19.48 million from $11.67 million in the third quarter of 1997 and the gross margin for the third quarter increased to 55.9% from 51.8% for the same quarter last year. The increase in gross margin was due to higher sales volume of current and new product at historic margin levels relative to sales of low margin promotional product and Original Design Manufacturing ("ODM") sales, as ODM decreased as a percentage of sales from 20.4% to 19.6%.

         During the quarter the Company purchased an additional 56,647 shares in U-Tel Inc. at a price of $17 per share. This maintained the Company's 35% holding in U-Tel as U-Tel had issued new shares to several parties as part of a second round of financing.

         Operating expenses increased 78.6% to $8.61 million in the third quarter of fiscal 1998 from $4.82 million in the same quarter of fiscal 1997, due to increased sales related costs (particularly for national advertising), increased research and development, offset by a $0.6 million provision against the investment of U-Tel in the third quarter of 1997, an increase of $0.5 million as a result of amortization of intangible assets with regards Girl Tech(TM) and increased salaries due to certain management additions. As a percentage of sales, operating expenses increased from 21.4% in the third quarter of fiscal 1997 to 24.7% in the third quarter of fiscal 1998. Commissions for the third quarter of fiscal 1998 increased 85.8% to $1 million due to increased sales; indirect salaries and wages increased 33.7% to $1.5 million due to additions throughout the Company; advertising and promotion expenses increased to $2.1 million from $0.13 million primarily as a result of accrued expenditure for television advertising in the USA; and research and development expenses increased 191% to $1.05 million due to increases in staff, recruitment fees and external design costs.

         Operating income for the third quarter of fiscal 1998 increased by $4.02 million to $10.87 million from $6.85 million for the same quarter last year.

         The operating margin rose to 31.2% during the third quarter compared to 30.4% during the same quarter last year.

         Net profit for the third quarter ended July 31, 1998 was $11.18 million or $0.55 per share versus $7.15 million or $0.34 per share for the third quarter of 1997, a 56.4% increase in profits.

CAPITAL RESOURCES AND LIQUIDITY
-------------------------------

         Cash and cash equivalents totaled $36.6 million at July 31, 1998, up $3.1 million from fiscal year ended October 31, 1997. Working capital at July 31, 1998 was $53.62 million, a $4.76 million increase from working capital of $48.86 million at October 31, 1997. The ratio of current assets to current liabilities decreased to 3.1 at July 31, 1998 from 3.7 at October 31, 1997. This decrease in the current ratio is as a result of accrued expenses payable after the end of the quarter.

         There were no short-term borrowings at July 31, 1998 or at October 31, 1997.

         During the quarter the Company repurchased 544,100 shares at an average price of $16.79.

         The Company believes that its existing cash and cash equivalents and cash generated from operations are sufficient to satisfy its current anticipated working capital needs.


             The foregoing discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projected results as a result of various factors including those set forth in the Company's Annual Report on Form 20-F for the fiscal year ended October 31, 1997, as filed with the Securities and Exchange Commission. In particular, see "Item 1. Description of Business - Risk Factors" in such Report on Form 20-F.


Item 3. Qualitative and Quantitative Disclosures About Market Risk
------------------------------------------------------------------

         Not applicable.

PART II -- OTHER INFORMATION


Item 1. Legal Proceedings
-------------------------

         See Note 15 to the accompanying financial statements.

Item 2. Changes in Securities and Use of Proceeds
-------------------------------------------------

         None.

Item 3. Defaults Upon Senior Securities
---------------------------------------

         None.

Item 4. Submission of Matters to a Vote of Security Holders
-----------------------------------------------------------

         None.

Item 5. Other Information
-------------------------

         None.

Item 6. Exhibits and Reports on Form 8-K
----------------------------------------

        (a)  Exhibits

             None.

        (b)  Reports on Form 8-K

             None.

                 Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                               RADICA GAMES LIMITED




Date: September 8, 1998                        /s/ David C.W. Howell
      --------------------                     ---------------------
                                               David C.W. Howell
                                               Executive Vice President
                                               Chief Financial Officer